March 8, 2010

Stacy L. Fuller
D 202.778.9475 F 202.778.9100 stacy.fuller@klgates.com

EDGAR FILING

Mr. Michael W. Mundt
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549

RE:	FQF Trust and FFCM, LLC 40-APP
File No. 812-13758
Request for Withdrawal of Application

Dear Mr. Mundt:

On February 25, 2010, FQF Trust and FFCM, LLC (together, the “Applicants”) filed an application (“Application”) for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (Accession No. 0000898432-10-000228).

On behalf of my clients, the Applicants, I hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.  Further, the Applicants confirm that no series of FQF Trust has been, or will be, operated in reliance on the relief requested by the Application.

If you have any questions regarding this request, please contact me at (202) 778-9475.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Kishore Karunakaran
FQF Trust
FFCM, LLC